# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOVA LTD., CIK 0001109345
CUSIP: M7516K103
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 5 David Fikes Street, Rehovot, Israel (L3), 7610201
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-14-000903
Filed by CIK 0001429390

## Reporting persons
- Harel Insurance Investments & Financial Services Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,156,367; sole dispositive power 0; shared dispositive power 2,208,007; aggregate amount beneficially owned 2,208,007 (7.5% of the class)
  Comment: With regard to Rows (6), (8) and (9), please see Item 4.
  Row (11) is based on 29,400,092 Ordinary Shares issued and outstanding as of May 9, 2025 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on May 13, 2025).

## Item 1. Issuer
Name of issuer: NOVA LTD.
Address of issuer's principal executive offices: 5 David Fikes Street, Rehovot, Israel, 7610201

## Item 2. Person Filing
Name of person filing: Harel Insurance Investments & Financial Services Ltd.
Address of principal business office or, if none, residence: 3 Aba Hillel Street, Ramat Gan 52118, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Of the 2,208,007 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person, (i) 2,095,768 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 51,640 Ordinary Shares are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 60,599 Ordinary Shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 60,599 Ordinary Shares covered by this Statement.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Shared power to vote or to direct the vote: See Row (6) of the cover page of the Reporting Person above and note in Item 4 above.
Shared power to dispose or to direct the disposition: See Row (8) of the cover page of the Reporting Person above and note in Item 4 above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harel Insurance Investments & Financial Services Ltd: /s/ Alon Kaufman, Alon Kaufman/Vice President (08/05/2025)